Kraft Foods Group, Inc.

Three Lakes Drive

Northfield, IL 60093

August 15, 2012

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Kraft Foods Group, Inc.

Registration Statement on Form 10-12B

File No. 001-35491

Dear Mr. Schwall:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Kraft Foods Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form 10 (File No. 001-35491) to 12:00 p.m., New York City time, on August 17, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Eric L. Schiele at (212) 474-1788 or Ting S. Chen at (212) 474-1794, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

KRAFT FOODS GROUP, INC.

By:	/s/ David A. Brearton
	Name:	David A. Brearton
	Title:	Executive Vice President and Chief Financial Officer

cc:	Alexandra M. Ledbetter

U.S. Securities and Exchange Commission

Eric L. Schiele

Ting S. Chen

Cravath, Swaine & Moore LLP